06002179

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 2/27

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-8174

SEC MAIL PROCESSING SECTION RECEIVED FEB 0 8 2006 WASH, DC 209

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
M & J KAPLAN CO. INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

147 COUNTRY CLUB DR. [illegible]
(No. and Street)

COMMACK NY 11725-4458
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MURRAY S. KAPLAN 631 462 8328
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NEIL G. CAROUSSO
(Name — *if individual, state last, first, middle name*)

24-44 FRANCIS LEWIS BLVD WHITESTONE NY 11357-4055
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 1 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BM

OATH OR AFFIRMATION

I, MURRAY S. KAPLAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M + J KAPLAN CO. INC., as of 12/31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No Exceptions

Murray S. Kaplan
Signature

Pres.
Title

NORBERT SEELIGER
NOTARY PUBLIC, State of New York
No. 01SE6129602
Qualified In Suffolk County
Commission Expires 6/27 2009

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M & J KAPLAN COMPANY, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
WITH
INDEPENDENT AUDITORS' REPORT

NEIL G. CAROUSSO, CPA
24-44 FRANCIS LEWIS BLVD, WHITESTONE, NEW YORK 11357
TEL.: (718) 767-3300 • FAX : (718) 767-3700

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors of
M & J Kaplan Company, Inc.

I have audited the accompanying statement of financial condition of M & J Kaplan Company, Inc. (the Company) as of December 31, 2005, and the related statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M & J Kaplan, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Neil G. Carousso, CPA

Whitestone, New York
January 25, 2006

Neil G. Carousso, CPA

M & J KAPLAN COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

CURRENT ASSETS	
Cash and cash equivalents	$12,041
Prepaid expenses	642
Commissions receivable	4,000
TOTAL CURRENT ASSETS	16,683
OTHER ASSETS	0
TOTAL ASSETS	$16,683

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 2,483
Commissions payable	4,000
TOTAL CURRENT LIABILITIES	6,483
LONG TERM LIABILITIES	0
TOTAL LIABILITIES	6,483
STOCKHOLDERS' EQUITY	
Capital Stock – Common shares no par value, authorized 120 shares; issued and outstanding 120 shares	5,200
Additional paid in capital	5,000
Retained earnings	0
TOTAL STOCKHOLDERS' EQUITY	10,200
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$16,683

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

INCOME		
Securities commissions	$188,251	
Insurance commissions	2,662	
Interest income	141	
TOTAL INCOME		$191,054
GENERAL AND ADMINISTRATION EXPENSES		42,926
NET INCOME		148,128
DISTRIBUTIONS TO STOCKHOLDERS		149,084
RETAINED EARNINGS – JANUARY 1, 2005		$ 956
RETAINED EARNINGS – DECEMBER 31, 2005		$ -0-

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

STOCKHOLDERS' EQUITY – JANUARY 1, 2005	$11,156
PLUS:	
NET INCOME FOR THE YEAR	148,128
LESS:	
DISTRIBUTIONS TO STOCKHOLDERS	149,084
STOCKHOLDERS' EQUITY – DECEMBER 31, 2005	$10,200

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 148,128
Adjustments to reconcile net income to net	
Cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Decrease in tax payable	(100)
Increase in accounts payable	184
NET CASH PROVIDED BY OPERATING ACTIVITIES	148,212
CASH FLOWS FROM INVESTING ACTIVITIES:	0
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution to Stockholders	(149,084)
NET CASH APPLIED TO FINANCING ACTIVITIES	(149,084)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(872)
CASH AND CASH EQUIVALENTS - BEGINNING	12,913
CASH AND CASH EQUIVALENTS – ENDING	$ 12,041

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year ending December 31, 2005 for interest	-0-

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business :

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates pursuant to SEC rule 15c3-3 (k) (1), limiting business to the distribution of mutual fund shares on a subscription basis and/or variable life insurance and annuities. The company is a licensed insurance agent and gives insurance as well as investment advice.

Basis of Accounting :

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates :

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes :

The Company with the consent of its stockholders has elected to be an "S" Corporation under the Internal Revenue Code. The stockholders are taxed individually on their proportionate share on the company's taxable income. Therefore, no provision or liability for federal income taxes has been recorded. The company is taxed by the state based on its taxable income.

Cash Equivalents :

For purpose of the statement of cash flows, the Company considers all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

NOTE 2 – SUBORDINATED BORROWINGS:

There are no subordinated borrowings at December 31, 2005.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1 (a) (2) (vi)), which requires the maintenance of minimum net capital of $5,000. At December 31, 2005 the Company had net capital of $9,558, which was $4,558 in excess of its required net capital.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Total Capital	$ 10,200
Deductions and/or changes:	
Nonallowable assets:	
Prepaid expenses	642
Net capital before haircuts on securities positions (tentative net capital)	9,558
Haircut	-0-
Net Capital	$ 9,558
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 2,483
Commissions payable	4,000
Total Aggregate indebtedness	$ 6,483
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 4,508
Percentage of aggregate indebtedness to net capital	67.83%

Reconciliation with Company's computation (included in Part IIA of form X-17A-5 as of December 31, 2005)	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 10,200
Disallowed prepaid asset not recorded	(642)
Net Capital per above	$ 9,558

The company claims exemption under SEC rule 15c3-3 on the basis that the Company's business is limited to the distribution of mutual funds on a subscription basis and variable life insurance and annuities.

SEC Washington 2

COPY

M & J KAPLAN COMPANY, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005
WITH
INDEPENDENT AUDITORS' REPORT

M & J KAPLAN COMPANY, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2005

CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
NOTES TO FINANCIAL STATEMENTS	6 – 7
ADDITIONAL INFORMATION	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8 - 9

NEIL G. CAROUSSO, CPA
24-44 FRANCIS LEWIS BLVD, WHITESTONE, NEW YORK 11357
TEL.: (718) 767-3300 • FAX : (718) 767-3700

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors of
M & J Kaplan Company, Inc.

I have audited the accompanying statement of financial condition of M & J Kaplan Company, Inc. (the Company) as of December 31, 2005, and the related statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M & J Kaplan, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Neil G. Carousso, CPA
Neil G. Carousso, CPA

Whitestone, New York
January 25, 2006

M & J KAPLAN COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

CURRENT ASSETS	
Cash and cash equivalents	$12,041
Prepaid expenses	642
Commissions receivable	4,000
TOTAL CURRENT ASSETS	16,683
OTHER ASSETS	0
TOTAL ASSETS	$16,683

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 2,483
Commissions payable	4,000
TOTAL CURRENT LIABILITIES	6,483
LONG TERM LIABILITIES	0
TOTAL LIABILITIES	6,483
STOCKHOLDERS' EQUITY	
Capital Stock – Common shares no par value, authorized 120 shares; issued and outstanding 120 shares	5,200
Additional paid in capital	5,000
Retained earnings	0
TOTAL STOCKHOLDERS' EQUITY	10,200
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$16,683

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

INCOME		
Securities commissions	$188,251	
Insurance commissions	2,662	
Interest income	141	
TOTAL INCOME		$191,054
GENERAL AND ADMINISTRATION EXPENSES		42,926
NET INCOME		148,128
DISTRIBUTIONS TO STOCKHOLDERS		149,084
RETAINED EARNINGS – JANUARY 1, 2005		$ 956
RETAINED EARNINGS – DECEMBER 31, 2005		$ -0-

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

STOCKHOLDERS' EQUITY – JANUARY 1, 2005	$11,156
PLUS:	
NET INCOME FOR THE YEAR	148,128
LESS:	
DISTRIBUTIONS TO STOCKHOLDERS	149,084
STOCKHOLDERS' EQUITY – DECEMBER 31, 2005	$10,200

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 148,128
Adjustments to reconcile net income to net	
Cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Decrease in tax payable	(100)
Increase in accounts payable	184
NET CASH PROVIDED BY OPERATING ACTIVITIES	148,212
CASH FLOWS FROM INVESTING ACTIVITIES:	0
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distribution to Stockholders	(149,084)
NET CASH APPLIED TO FINANCING ACTIVITIES	(149,084)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(872)
CASH AND CASH EQUIVALENTS - BEGINNING	12,913
CASH AND CASH EQUIVALENTS – ENDING	$ 12,041

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year ending December 31, 2005 for interest	-0-

The accompanying notes are an integral part of these financial statements.

M & J KAPLAN COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business :

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates pursuant to SEC rule 15c3-3 (k) (1), limiting business to the distribution of mutual fund shares on a subscription basis and/or variable life insurance and annuities. The company is a licensed insurance agent and gives insurance as well as investment advice.

Basis of Accounting :

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates :

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes :

The Company with the consent of its stockholders has elected to be an "S" Corporation under the Internal Revenue Code. The stockholders are taxed individually on their proportionate share on the company's taxable income. Therefore, no provision or liability for federal income taxes has been recorded. The company is taxed by the state based on its taxable income.

Cash Equivalents :

For purpose of the statement of cash flows, the Company considers all cash and other highly liquid investments with initial maturities of three months or less to be cash equivalents.

NOTE 2 – SUBORDINATED BORROWINGS:

There are no subordinated borrowings at December 31, 2005.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1 (a) (2) (vi)), which requires the maintenance of minimum net capital of $5,000. At December 31, 2005 the Company had net capital of $9,558, which was $4,558 in excess of its required net capital.

M & J KAPLAN COMPANY, INC. Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2005

Total Capital	$ 10,200
Deductions and/or changes:	
Nonallowable assets:	
Prepaid expenses	642
Net capital before haircuts on securities positions (tentative net capital)	9,558
Haircut	-0-
Net Capital	$ 9,558
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable	$ 2,483
Commissions payable	4,000
Total Aggregate indebtedness	$ 6,483
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 4,508
Percentage of aggregate indebtedness to net capital	67.83%

Reconciliation with Company's computation (included in Part IIA of form X-17A-5 as of December 31, 2005)	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 10,200
Disallowed prepaid asset not recorded	(642)
Net Capital per above	$ 9,558

The company claims exemption under SEC rule 15c3-3 on the basis that the Company's business is limited to the distribution of mutual funds on a subscription basis and variable life insurance and annuities.